EXHIBIT 99.1

S&W SEED LEASES FARMLAND

FIVE POINTS, Calif – (Marketwire) – April 28. 2011 – S&W Seed Company (NasdaqCM: SANW) today announced that the Company has leased approximately 800 acres of farmland from Widgeon Land Company, Inc., suitable for producing S&W's proprietary alfalfa seed, wheat and other crops, including stevia.

The property, which is initially leased through September 2014, is in Kern County located in the southern Central Valley of California, approximately 65 miles from S&W's certified seed cleaning and processing facility in Five Points. The Company was particularly interested in leasing this farmland due to the fact that the acreage has a robust water supply, providing for reliable, consistent irrigation of crops even in years of water shortages. Moreover, S&W's management believes that the lease is on attractive terms, which will enable it to enhance margins and to exert greater control over its seed crop production.

S&W will continue to contract the majority of production of its proprietary alfalfa varieties from farmers in the San Joaquin Valley, most of which have grown and harvested the Company's seed for two or three generations. By vertically integrating its business plan to include its own production, S&W can leverage its existing management infrastructure, experienced agronomics team and milling capacity without expanding its current management team. The Company will utilize the new land to supplement its contracted alfalfa seed production, as well as grow other small grain seed crops to supply key export markets in the Middle East, North Africa and Latin America.

According to Mark Grewal, President and CEO of S&W, "Our strategy for growth is built on optimizing S&W's most valuable assets – our people and agricultural expertise being among them. When this opportunity presented itself, we saw it as a way to leverage our farming skills while driving improved profit margins on our seed sales. Because the leased acreage is limited to non-permanent crops, coupled with the strength of our personal relationships, S&W obtained highly favorable lease terms. This affords us attractive opportunities to participate in and financially benefit from the production, milling and sale of other crops related to S&W's core business, such as wheat, safflower, sorghum and stevia."

The first year of the lease anticipates a year of transition in which infrastructure will be upgraded or built at the lessor's expense and land optimized for S&Ws farming objectives. Accordingly, it is not anticipated that all of the property will be planted in the first year. The second year of the lease will be the first year of full production, and the Company expects that in all subsequent years, it will plant as much of the land on the property as is farmable (approximately 800 acres). The Company will only pay for the acreage actually farmed. The lease will expire in October 2014, subject to a two-year extension that will automatically go into effect unless either party gives notice in September 2014 that it does not intend to extend the original term.

For more detailed information, please refer to the related Form 8-K to be filed with the U.S. Securities and Exchange Commission later today.

About S&W Seed Company
Founded in 1980 and headquartered in the Central Valley of California, S&W Seed Company is a leading producer of warm climate, high yield alfalfa seed varieties, including varieties that can thrive in poor, saline soils, as verified over decades of university-sponsored trials. S&W also offers seed cleaning and processing at its 40-acre facility in Five Points, California. In fiscal 2010, the Company launched a business expansion initiative centered on its plan to mass produce stevia leaf in the U.S. in response to growing global demand for the all-natural, zero calorie sweetener from the food and beverage industry. For more information, please visit www.swseedco.com.

Safe Harbor Statement

This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "may," "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually" or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors and other risks identified in the Company's 10-K for the fiscal year ended June 30, 2010, and other filings made by the Company with the Securities and Exchange Commission.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:
Elite Financial Communications Group, LLC
Dodi B. Handy, President and CEO (Twitter: dodihandy)
FOR MEDIA: Kathy Addison, COO (Twitter: kathyaddison)
(407) 585-1080 or via email at SANW@efcg.net